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                                                                    EXHIBIT 12.1

                                KCS ENERGY, INC.
       STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                          (IN THOUSANDS, EXCEPT RATIOS)

                                                        SIX MONTHS
                                                          ENDED
                                                         JUNE 30,
                    (Unaudited)                            2003       2002         2001         2000         1999         1998
                    -----------                         ----------   --------   ----------   ----------   ----------   ----------
Earnings
   Pretax income (loss) from continuing operations      $   30,573   $  9,815   $   57,220   $   41,523   $    4,340   $ (280,521)
   Fixed charges excluding capitalized interest              9,595     20,375       22,056       41,660       40,236       35,987
                                                        ----------   --------   ----------   ----------   ----------   ----------
   Adjusted earnings (loss)                             $   40,168   $ 30,190   $   79,276   $   83,183   $   44,576   $ (244,534)
                                                        ==========   ========   ==========   ==========   ==========   ==========
Fixed Charges
   Interest expense including capitalized interest      $    8,869   $ 18,946   $   22,380   $   40,381   $   38,373   $   37,987
   Amortization of finance cost                                484      1,663           32        1,665        2,862           --
   Interest component of lease rental expenditures(1)          393        430          257          200          231          200
                                                        ----------   --------   ----------   ----------   ----------   ----------
Fixed charges                                           $    9,746   $ 21,039   $   22,669   $   42,246   $   41,466   $   38,187
                                                        ==========   ========   ==========   ==========   ==========   ==========
   Dividends and accretion of issuance costs on
     preferred stock                                           442      1,028        1,761           --           --           --
                                                        ----------   --------   ----------   ----------   ----------   ----------

Combined fixed charges and preferred stock
   dividends                                            $   10,188   $ 22,067   $   24,430   $   42,246   $   41,466   $   38,187
                                                        ==========   ========   ==========   ==========   ==========   ==========
Ratio of earnings to fixed charges                            4.12       1.43         3.50         1.97         1.08           --(2)
                                                        ==========   ========   ==========   ==========   ==========   ==========
Ratio of earnings to combined fixed charges
   and preferred stock dividends                              3.94       1.37         3.25         1.97         1.08           --(2)
                                                        ==========   ========   ==========   ==========   ==========   ==========


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(1)    Represents the portion of estimated rental expense assumed to be attributable to interest factors appropriate for the period during which the rental obligations were incurred. 33% was applied for the periods presented.

(2) Earnings were inadequate to cover fixed charges and combined fixed charges and preferred stock dividends by $283 million primarily due to the $268 million write-down of the carrying value of oil and gas properties and oil and gas revenues depressed by the impact of low oil and gas prices.